UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

SILVERADO GOLD MINDS LTD.

(Name of Issuer)

Common Shares with no par value

(Title of Class of Securities)

827906 20 7

(CUSIP Number)

copy to:

Clark Wilson LLP

c/o Bernhard Pinsky

800 –885 West Georgia Street

Vancouver, British Columbia V6C 3H1

(604) 643-3118

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	827906 20 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ashborn Finance Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ashborn Finance Ltd. is a corporation organized under the laws of the British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
56,384,235 shares of common stock
	8	SHARED VOTING POWER
N/A
	9	SOLE DISPOSITIVE POWER
56,384,235 shares of common stock
	10	SHARED DISPOSITIVE POWER
N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,384,235 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.57% based on 1,577,667,073 shares of common stock issued and outstanding as of December 3, 2009
14	TYPE OF REPORTING PERSON (See Instructions)
CO, IV

Item 1. Security and Issuer

This Statement relates to shares of common stock with no par value of Silverado Gold Minds Ltd. (the “Issuer”). The principal executive offices of the Issuer are located at 1111 West Georgia Street, Suite 1820, Vancouver, BC V6E 4M3.

Item 2. Identity and Background

(a)	Ashborn Finance Ltd.
(b)	The principal business address is: Stockerstrasse 50, Zurich, 88027 Switzerland
(c)	N/A
(d)	Ashborn has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)

Ashborn has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ashborn is a BVI corporation

Item 3. Source and Amount of Funds or Other Considerations

Ashborn disposed of an additional 32,592,687 shares of common stock of the Issuer as set forth in the attached schedule.

Item 4. Purpose of Transaction

The purpose or purposes of the disposition of the shares of common stock by Ashborn Finance Ltd. was for investment purposes. Depending on market conditions and other factors, Ashborn may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Ashborn reserves the right to dispose of some or all of the shares of common stock in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Ashborn does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)

Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number and percentage of common shares of the Issuer beneficially owned by Ashborn is 56,384,235 shares of common stock or 3.57% of the Issuer.
(b)	Bernhard Korolnik has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 56,384,235 shares of common stock of the Issuer.
(c)	Other than as described in Item 3 above, Ashborn has not effected any transaction in the shares of common stock of the Issuer in the past 60 days.
(d)	N/A
(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 2009

Dated

/s/ Yosef Y. Manela

Signature

Yosef Y. Manela, agent

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule A

Item 3. Source and Amount of Funds or Other Considerations

Date of Sales	Amount	Price per Share
9/8/2009	1,000,000	$0.0189
9/8/2009	1,000,000	$0.0172
9/21/2009	625,000	$0.0160
9/22/2009	125,500	$0.0155
9/23/2009	1,000,000	$0.0170
9/23/2009	900,000	$0.0154
9/24/2009	1,650,000	$0.0150
10/21/2009	1,650,000	$0.0140
10/21/2009	350,000	$0.0150
10/26/2009	1,000,000	$0.0150
11/6/2009	3,466,000	$0.0157
11/9/2009	6,160,000	$0.0147
11/10/2009	4,314,597	$0.0133
11/11/2009	17,073,096	$0.0102
11/12/2009	6,383,385	$0.0104
11/13/2009	7,902,100	$0.0103
11/16/2009	1,000,000	$0.0112
11/17/2009	1,000,000	$0.0104
11/18/2009	650,000	$0.0102
11/20/2009	1,000,000	$0.0100
11/23/2009	500,000	$0.0101
11/24/2009	705,000	$0.0102
11/26/2009	1,000,000	$0.0100
11/27/2009	500,000	$0.0100
11/30/2009	500,000	$0.0100
12/1/2009	3,883,526	$0.0092
12/1/2009	1,000,000	$0.0096
12/1/2009	500,000	$0.0100
12/2/2009	1,952,061	$0.0091
12/3/2009	10,500,000	$0.0070
	79,290,265

Date of Purchase	Amount	Price per Share
6/16/2009	9,500,000	$0.0100
10/8/2009	500,000	$0.0178
10/8/2009	174,500	$0.0179
10/18/2009	500,000	$0.0150
	10,674,500

Net Disposition	56,384,235